2022 Notice of annual general meeting The annual general meeting of Rio Tinto Limited will be held at 9:30am (AEST) on Thursday, 5 May 2022 at the Grand Ballroom, Sofitel Melbourne On Collins, 25 Collins Street, Melbourne, Victoria. This document is important and requires your immediate attention. If you are unclear about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser immediately. In the lead up to the annual general meeting, Rio Tinto will be closely monitoring the COVID-19 situation in Australia. Attendance in person at the meeting will be subject to government regulations in force at the time. If it becomes necessary or appropriate to make alternate arrangements to hold the meeting, shareholders will be given as much notice as possible. Updates will be made available at riotinto.com/agm. If you are unable to attend the annual general meeting in person, you can participate in the meeting online. Details on how to participate online can be found on page 6 of this notice. Further information will be made available at riotinto.com/agm. Rio Tinto Limited ABN 96 004 458 404 Registered office: Level 7, 360 Collins Street Melbourne Victoria 3000 Exhibit 99.3

Dear shareholders, I am pleased to invite you to Rio Tinto Limited’s annual general meeting, which will be held at 9:30am (AEST) on Thursday, 5 May 2022 at the Grand Ballroom, Sofitel Melbourne On Collins, 25 Collins Street, Melbourne, Victoria. This notice of meeting describes the business that will be proposed at the meeting and sets out the procedures for your participation and voting. Your participation in the annual general meeting is important to Rio Tinto and a valuable opportunity for the Board to consider with shareholders the performance of the Group. Please note that only shareholders, proxy holders and corporate representatives in attendance at the meeting (whether in person or virtually) will be eligible to ask questions of the directors. Those shareholders who are unable to attend the meeting in person can participate online. The Board appointed Jakob Stausholm as Chief Executive with effect from 1 January 2021. Subsequently, during the first half of 2021, Peter Cunningham was appointed as Chief Financial Officer, and a significant number of our Executive Committee members took up new roles. After a period of unprecedented management change, the focus during the remainder of the year was on consolidation and planning for the future. Michael L’Estrange retired at the conclusion of the Rio Tinto Limited annual general meeting in May 2021. In September 2021, we welcomed Ben Wyatt to the Board. Ben’s knowledge of finance, public policy, trade and Indigenous affairs has already proved to be invaluable. As announced, Hinda Gharbi will be retiring from the Board at the conclusion of the Rio Tinto plc annual general meeting on 8 April 2022. I am very grateful to both Michael and Hinda for their contributions to Rio Tinto. As previously announced, I will step down as Chairman at the conclusion of the Rio Tinto Limited annual general meeting on 5 May 2022. I am delighted that the Board has announced the appointment of Dominic Barton as my successor. He has extensive and broad business and geopolitical knowledge and a deep understanding of the link between business, governments and society. I wish him every success. This year, the business of the meeting will include two resolutions relating to remuneration. These resolutions are put to shareholders every year and relate to the approval of the 2021 Directors’ Remuneration Report in accordance with UK law (Resolution 2) and Australian law (Resolution 3) respectively. However, this year, as more than 25% of shareholders on a joint electorate basis voted against the Australian law resolution at the 2021 annual general meetings, if Resolution 3 receives a vote of 25% or more against, a further conditional resolution (Resolution 19) will be required to be voted on by the joint electorate. If passed, we will be required to convene a separate general meeting to consider fresh elections for directors. Please refer to the explanatory notes for further details on this resolution. For the first time this year, we are putting to our shareholders a non-binding, advisory ‘say on climate’ resolution (Resolution 17) for approval. Climate change is the defining issue of our time and in 2021 we set out a new strategy that includes significantly more ambitious targets in relation to the energy transition. The strategy includes plans for growth in materials such as copper and lithium that are essential for the transition to a low-carbon economy, as well as significantly more challenging Scope 1 and 2 carbon reduction targets in our operations. Letter from the Chairman Letter from the Chairman To thrive in the long term, we also need to be part of net zero value chains, particularly for steel and aluminium, and we have set out our goals to work in collaboration with our customers and suppliers to reduce our indirect Scope 3 emissions. These challenging targets and goals are summarised in our Climate Action Plan, for which we will be seeking shareholder approval in Resolution 17. Your directors are unanimously of the opinion that all the resolutions proposed in this notice, except for the conditional resolution regarding the holding of fresh elections for directors (Resolution 19), are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, we recommend that you vote in favour of all the resolutions, except Resolution 19. If you are unable to participate in the meeting, please complete and submit your proxy form by no later than 9:30am (AEST) on Tuesday 3 May 2022 in line with the instructions on page 5. Submitting a proxy form will ensure your vote is recorded but does not prevent you from attending and voting at the meeting itself, if you would like to do so. Alternatively, shareholders who are unable to attend in person can participate in the meeting, ask questions and vote in real time online. The meeting will also be webcast live. Further information on online participation is set out on page 6. In the lead up to the annual general meeting, we will be closely monitoring the evolving COVID-19 situation in Australia. If it becomes necessary or appropriate to make alternative arrangements for the holding of the meeting, we will ensure that shareholders are given as much notice as possible. Further information will be made available at riotinto.com/agm. The corresponding Rio Tinto plc annual general meeting is expected to take place in London on Friday, 8 April 2022. The overall result of the votes from both meetings on Resolutions 1 to 17 (inclusive), and, if valid, Resolution 19, along with the results of the vote on Resolution 18 at the Rio Tinto Limited annual general meeting, will be announced to the relevant stock exchanges and posted on our website after the end of the Rio Tinto Limited annual general meeting. We look forward to your participation at the annual general meeting and thank you for your continued support. Yours sincerely Simon Thompson Chairman 8 March 2022 2022 Notice of annual general meeting | riotinto.com2

Notice of annual general meeting Notice of annual general meeting Notice is given that the annual general meeting of Rio Tinto Limited (the company) will be held at the Grand Ballroom, Sofitel Melbourne On Collins, 25 Collins Street, Melbourne, Victoria at 9:30am (AEST) on Thursday 5 May 2022, for the purposes set out below: Resolution 1 Receipt of the 2021 Annual Report To receive the financial statements, Strategic Report and the reports of the Directors and auditors for the year ended 31 December 2021. Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report To receive and approve the Directors’ Remuneration Report: Implementation Report for the year ended 31 December 2021, as set out in the 2021 Annual Report on pages 160-164 and 171-198, comprising the Annual Statement by the Remuneration Committee Chair and the Implementation Report (together, the Implementation Report). This resolution is advisory, and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report To approve the Directors’ Remuneration Report for the year ended 31 December 2021, as set out in the 2021 Annual Report on pages 160-198. This resolution is advisory, and is required for Australian law purposes. Resolution 4 To elect Dominic Barton BBM as a director Resolution 5 To elect Peter Cunningham as a director Resolution 6 To elect Ben Wyatt as a director Resolution 7 To re-elect Megan Clark AC as a director Resolution 8 To re-elect Simon Henry as a director Resolution 9 To re-elect Sam Laidlaw as a director Resolution 10 To re-elect Simon McKeon AO as a director Resolution 11 To re-elect Jennifer Nason as a director Resolution 12 To re-elect Jakob Stausholm as a director Resolution 13 To re-elect Ngaire Woods CBE as a director Resolution 14 Re-appointment of auditors To re-appoint KPMG LLP as auditors of Rio Tinto plc to hold office until the conclusion of Rio Tinto’s 2023 annual general meetings. Resolution 15 Remuneration of auditors To authorise the Audit Committee to determine the auditors’ remuneration. Resolution 16 Authority to make political donations To authorise Rio Tinto plc, and any company which is a subsidiary of Rio Tinto plc at the time this resolution is passed or becomes a subsidiary of Rio Tinto plc at any time during the period for which this resolution has effect, to: (a) make donations to political parties and independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure, provided that in each case any such donations or expenditure made by Rio Tinto plc or a subsidiary of Rio Tinto plc shall not exceed £50,000 per company, and that the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed £100,000. This authority shall expire at the close of the annual general meeting of Rio Tinto Limited held in 2023 (or, if earlier, at the close of business on 7 July 2023). Resolution 17 Climate Action Plan To approve Rio Tinto Group’s Climate Action Plan, as set out on pages 16 and 17 of the company’s “Our Approach to Climate Change 2021” Report. This resolution is advisory. The Board recommends that shareholders vote FOR Resolutions 1 to 18 and vote AGAINST Resolution 19. 32022 Notice of annual general meeting | riotinto.com

Resolution 18 Renewal of off-market and on-market share buy-back authorities To pass the following resolution as a special resolution: That approval is hereby given to buy-backs by Rio Tinto Limited of fully paid ordinary shares in Rio Tinto Limited (Ordinary Shares) in the period following this approval until (and including) the date of the Rio Tinto Limited 2023 annual general meeting or 4 May 2023 (whichever is the later) or, if earlier, the date on which shareholders next give approval to buy-backs by Rio Tinto Limited of fully paid Ordinary Shares: (a) under one or more off-market buy-back tender schemes in accordance with the terms described in the explanatory notes that accompany this notice (the Buy-Back Tenders); and/or (b) pursuant to on-market buy-backs by Rio Tinto Limited in accordance with the Listing Rules of the Australian Securities Exchange, but only to the extent that the number of Ordinary Shares bought back pursuant to the authority in this resolution, whether under any Buy-Back Tenders or pursuant to any on-market buy-backs, does not in that period exceed 55.6 million Ordinary Shares. Note: In accordance with Rio Tinto’s DLC structure, as Joint Decision Matters, Resolutions 1 to 17 (inclusive) and Resolution 19, will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. Resolution 18 will be voted on by Rio Tinto Limited shareholders only. Resolutions 1 to 17 (inclusive) and Resolution 19 will be proposed as ordinary resolutions and Resolution 18 will be proposed as a special resolution. By order of the Board Tim Paine Joint Company Secretary Steve Allen Joint Company Secretary Level 7, 360 Collins Street Melbourne Victoria 3000 8 March 2022 Notice of annual general meeting The Board recommends that shareholders vote AGAINST Resolution 19. Resolution 19 Resolution to hold a meeting for fresh election of directors (conditional item). Subject to and conditional on at least 25% of the votes validly cast on Resolution 3 (Approval of the Directors’ Remuneration Report for the year ended 31 December 2021) being cast against the approval of the report, (a) to hold an extraordinary general meeting of the company (the spill meeting) within 90 days of the passing of this resolution; (b) all the directors in office when the resolution to make the Directors’ Report for the financial year ended 31 December 2021 was passed (other than the Chief Executive) and who remain in office at the time of the spill meeting, cease to hold office immediately before the end of the spill meeting; and (c) resolutions to appoint persons to offices that will be vacated immediately before the end of the spill meeting are put to the vote at the spill meeting. This resolution is only required to be put to the meeting if at least 25% of the votes validly cast on Resolution 3 are against that resolution. However, as a consequence of Rio Tinto’s Dual Listed Companies (DLC) structure, given the results of Resolution 3 will not be known at the time of the meeting, a poll will be taken on this resolution regardless. See the Explanatory Notes for further information on this resolution. 2022 Notice of annual general meeting | riotinto.com4

Shareholders entitled to vote For the purposes of the Corporations Act 2001 (the Corporations Act), Rio Tinto Limited has determined that securities of Rio Tinto Limited that are quoted securities at 7:00pm (AEST) on Tuesday, 3 May 2022 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time. Voting exclusions Resolutions 2, 3 and 19 Rio Tinto will disregard any votes cast on Resolutions 2, 3 and 19: – by or on behalf of any person named in the Remuneration Report for the year ended 31 December 2021 as a member of key management personnel (KMP) (as defined in the Corporations Act), or their closely related parties, regardless of the capacity in which the vote is cast; and – as a proxy by a person who is a member of KMP at the date of the meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on Resolutions 2, 3 or 19: – in accordance with a direction in the proxy form; or – by the chairman of the meeting pursuant to an express authorisation to exercise the proxy. Voting by proxy A shareholder entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a shareholder of Rio Tinto Limited. If a shareholder appoints two proxies, the shareholder may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half the shareholder’s votes. Fractions of votes will be disregarded. The proxy form contains instructions for appointing two proxies. Directing your proxy how to vote If a shareholder wishes to indicate how their proxy should vote, mark the appropriate boxes on the proxy form. If the shareholder directs the proxy how to vote on a resolution, and the proxy decides to vote as proxy on that resolution, the proxy must vote the way specified (subject to the other provisions of this notice, including the voting exclusions noted above). If proxy is not directed, then the proxy may vote or abstain as he or she decides (subject to the other provisions of this notice, including the voting exclusions noted above). Chairman as proxy If an appointed proxy does not attend the meeting or a proxy form is returned which does not contain the name of the proxy, the chairman of the meeting will be taken to have been appointed as the proxy. If a shareholder specifies the way to vote on a resolution and the proxy defaults to the chairman of the meeting, the chairman must vote the proxy as directed. If the chairman of the meeting is appointed, or taken to be appointed, as a proxy and the shareholder does not direct the proxy how to vote, then by completing and returning the proxy form, the shareholder will be expressly authorising the chairman to vote as the chairman sees fit, even though the Resolutions 2, 3 and 19 are connected directly or indirectly with the remuneration of a member of KMP. Voting intention of the chairman The chairman of the meeting intends to exercise all undirected proxies in favour of the resolutions, other than Resolution 19, in respect of which the chairman intends to vote all undirected proxies against the resolutions. Proxy lodgement Shareholders can lodge their proxy forms online at www.investorvote.com.au and follow the prompts. To use this facility you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), postcode and control number as shown on the proxy form. You will be taken to have signed the proxy form if you complete the instructions on the website by 9:30am (AEST) on Tuesday, 3 May 2022. If using the proxy form mailed to you, the proxy form, together with any power of attorney or authority under which it is signed, must be received by Rio Tinto Limited’s share registry at Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or at Rio Tinto Limited’s registered office or by facsimile to 1800 783 447 (within Australia) or +61 39473 2555 (outside Australia), by 9:30am (AEST) on Tuesday, 3 May 2022. For intermediary online subscribers only (custodians), please visit www.intermediaryonline.com to submit your proxy. Voting arrangements under the dual listed companies structure The voting arrangements for shareholders under the Group’s DLC structure are explained in the Shareholder information section in the 2021 Annual Report. Further information about the meeting Further information about the meeting 52022 Notice of annual general meeting | riotinto.com

Discussion and asking questions Shareholders eligible to vote at this meeting may submit written questions to the auditors, KPMG, to be answered at the meeting, provided the question is relevant to the content of the auditors’ report or the conduct of the audit of the financial report for the year ended 31 December 2021. Shareholders may also pre-submit written questions to the company. All written questions must be received by no later than 5:00pm (AEST) on Thursday, 28 April 2022. Written questions can be submitted online at www.investorvote.com.au or sent to Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or Rio Tinto Limited’s registered office or by facsimile to 1800 783 447 (within Australia) or +61 39473 2555 (outside Australia). Webcast and photography The annual general meeting will be webcast live and can be accessed at riotinto.com/agm. The live webcast may include the question and answer sessions with shareholders as well as background footage of those in attendance. Photographs may also be taken at the meeting and published in the media or used in future Rio Tinto publications. If you attend the annual general meeting in person you may be included in the webcast recording and photographs. Online participation Shareholders who are unable to attend in person can participate in the meeting, view and listen to proceedings, ask written and audio questions and vote in real time online. To access the meeting, visit web.lumiagm.com/340804392 on your computer, tablet or smartphone. You will need the latest version of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible. Meeting ID for the annual general meeting is: 340-804-392 Your username is your Shareholder Reference Number (SRN) or Holder Identification Number (HIN). Your password is your postcode registered on your holding if you are an Australian shareholder. For overseas shareholders it is your three letter country code. The list of country codes will be available at riotinto.com/agm. Appointed proxies: To receive your username and password to participate in the meeting, please contact Computershare Investor Services on +61 3 9415 4024 (in the hour prior to the meeting starting) to obtain your unique username and password. Guests: Guests can access the live meeting webcast at web.lumiagm.com/340804392. Online registration will open at 8:30am (AEST), on Thursday, 5 May 2022 (one hour before the meeting). For the best shareholder experience, Rio Tinto recommends using a computer to access the Lumi website. Further details on accessing Lumi and joining the meeting, asking questions and voting, including the online user guide, will be made available prior to the meeting at riotinto.com/agm. Alternate arrangements In the lead up to the annual general meeting, Rio Tinto will be closely monitoring the COVID-19 situation in Australia. If it becomes necessary or appropriate to make alternative or supplementary arrangements to hold the meeting, shareholders will be given as much notice as possible. Information relating to alternate arrangements will be communicated to shareholders by announcement to ASX and published at riotinto.com/agm. Further information about the meeting 2022 Notice of annual general meeting | riotinto.com6

Resolution 1 Receipt of the 2021 Annual Report The directors are required by company law to present the 2021 Annual Report comprising the 2021 financial statements, the Strategic Report, the Directors’ Report and the Auditors’ Report to the annual general meeting (AGM). These can be accessed at riotinto.com/annualreport. Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report The Implementation Report for the year ended 31 December 2021, comprising the Annual Statement by the Remuneration Committee Chair and the Implementation Report, is set out on pages 160-164 and 171-198 of the 2021 Annual Report. The Implementation Report describes the remuneration arrangements in place for each Executive Director, other members of the Executive Committee and the Non-Executive Directors (including the Chairman) during 2021. The Annual Statement from the Remuneration Committee Chair provides context to the 2021 remuneration outcomes, together with information to help shareholders understand what the executives were paid in relation to the financial year of 2021. This resolution is advisory and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report The Directors’ Remuneration Report for the year ended 31 December 2021 consists of the Annual Statement by the Remuneration Committee Chair, the Remuneration at a Glance, the Remuneration Policy and the Implementation Report. The Remuneration Report is set out on pages 160-198 of the 2021 Annual Report. At the AGMs last year, although our Remuneration Policy received strong support (96.8% vote in favour), shareholders registered significant concerns about the treatment of departing executives in light of the tragic events at Juukan Gorge. This resulted in a significant vote against the 2020 Remuneration Report (60.8% against) under the resolution required for Australian law purposes, which in turn constituted a ‘first strike’ for Rio Tinto under Australian law. In the period leading into the 2021 AGMs and thereafter, the Remuneration Committee had engaged extensively with shareholders and proxy advisers to explain the rationale for the decisions reached in 2021 and, importantly, to listen to feedback. The new Policy approved in 2021 included an expanded scope for the application of malus and clawback, and also incorporated ESG targets in the short-term incentive plan (STIP). The Committee also considered it appropriate to articulate in more detail the rules and principles guiding the exercise of discretion in our new Policy. As a result, the following two additional changes have been made following the 2021 AGMs: – A Consequence Management Framework was established comprising a series of questions to be considered by the Committee in the context of exercising its discretion on future malus and clawback adjustments to variable pay outcomes; and – The leaver provisions in our Equity Incentive Plan (EIP) rules were adjusted prospectively for future long-term awards. Previously the presumption under the EIP was that leavers would retain their long-term awards, except in certain ineligible leaver circumstances. For future awards, the rules have been amended so that the presumption is that a leaver’s EIP awards will lapse, unless the Committee determines that eligible leaver status should apply. Further detail on the Committee’s response to the ‘first strike’ is set out on pages 163-164 of the 2021 Annual Report. Under the Australian Corporations Act, Rio Tinto will receive a ‘second strike’ if 25% or more of the votes validly cast on Resolution 3 (Approval of the 2021 Directors’ Remuneration Report) are cast against that resolution. As Resolution 3 is being put as a Joint Decision resolution under Rio Tinto’s DLC structure, the result will be determined by the joint electorates of shareholders at the 2022 Rio Tinto plc and Rio Tinto Limited AGMs. For the consequences of a ‘second strike’, refer to the Explanatory notes to Resolution 19 on page 15. This resolution is advisory and is required for Australian law purposes. Resolutions 4–13 Election and re-election of directors The Board has adopted a policy, whereby all directors are required to seek re-election by shareholders on an annual basis. Accordingly, all directors will retire and offer themselves for re-election except Peter Cunningham, Ben Wyatt and Dominic Barton (as described below) who are seeking election for the first time and Hinda Gharbi and Simon Thompson, who have indicated their intention to retire at the conclusion of the Rio Tinto plc AGM on 8 April 2022 and the Rio Tinto Limited AGM on 5 May 2022, respectively. All of the directors seeking election or re-election have been subject to a formal performance evaluation, as described in the Governance Report in the 2021 Annual Report. Based on that evaluation, it is considered that each director continues to be effective and their contribution supports the long-term sustainable success of the company. Each director demonstrates the level of commitment required in connection with their role and the needs of the business (including making sufficient time available for Board and committee meetings and other duties). The skills and experience of each director, which can be found below and on pages 134-135 of the 2021 Annual Report, demonstrate why their contribution is, and continues to be, important to Rio Tinto’s long-term sustainable success. As announced in 2021, Rio Tinto appointed Peter Cunningham as the Chief Financial Officer and an Executive Director with effect from 17 June 2021, Ben Wyatt as an independent Non-Executive Director with effect from 1 September 2021, and Dominic Barton as an independent Non-Executive Director with effect from 4 April 2022. If elected, Dominic Barton will succeed Simon Thompson as the company’s Chair following Simon Thompson’s retirement at the conclusion of the Rio Tinto Limited AGM on 5 May 2022. The Board has also adopted a framework on directors’ independence and is satisfied that each Non-Executive Director standing for election or re-election at the meeting is independent in accordance with this framework. Biographical details in support of each director’s election or re-election are provided below. In addition, the committees on which each of the Non-Executive Directors serve are shown on pages 134-135 of the 2021 Annual Report. Explanatory notes to the resolutions Explanatory notes to the resolutions 72022 Notice of annual general meeting | riotinto.com

Dominic Barton BBM Chair-designate, Independent Non-Executive Director, BA (Hons), M.Phil, Age 59. Appointment from April 2022; Chair from May 2022. Skills and experience: Dominic spent over 30 years at McKinsey & Company, including nine years as the Global Managing Partner. Most recently, he served as Canada’s Ambassador to China. Dominic brings a wealth of global business experience, as well as a deep insight of geopolitics, corporate sustainability and governance. Dominic was previously Chair of Teck Resources, from 2018 to 2019, and, in 2019, served as a Non-Executive Director at Singtel Group and Investor AB. Current external appointments: Chancellor of the University of Waterloo. Dominic is recommended for election. Peter Cunningham Chief Financial Officer, BA (Hons), Chartered Accountant (England and Wales). Age 55. Appointed Interim Chief Financial Officer from January 2021; Chief Financial Officer from June 2021. Skills and experience: As Chief Financial Officer, Peter brings extensive commercial expertise from working across the Group in various geographies. He is strongly focused on the decarbonisation of our assets, investing in the commodities essential for the energy transition and delivering attractive returns to shareholders whilst maintaining financial discipline. After nearly three decades with Rio Tinto, Peter has held a number of senior leadership roles, including Group Controller, Chief Financial Officer – Organisational Resources, Global Head of Health, Safety, Environment & Communities, Head of Energy and Climate Strategy, and Head of Investor Relations. Current external appointments: None Peter is recommended for election. Ben Wyatt Independent Non-Executive Director, BA, LLB, MSc. Age 47. Appointed September 2021. Skills and experience: Ben had a prolific career in the Western Australian Parliament, before retiring in March 2021. He held a number of ministerial positions and became the first Indigenous treasurer of an Australian parliament. His extensive knowledge of public policy, finance, international trade and Indigenous affairs brings valuable insight and adds to the depth of knowledge on the Board. Ben was previously an officer in the Australian Army and went on to have a career in the legal profession as a barrister and solicitor. Current external appointments: Non-Executive Director of Woodside Petroleum Ltd since June 2021. Ben is recommended for election. Megan Clark AC Independent Non-Executive Director, BSc, PhD. Age 63. Appointed November 2014. Chair of the Sustainability Committee. Skills and experience: Megan’s experience in the mining and metals industry and in science, research and technology brings valuable insights on sustainable development and innovation to the Board. Previously, she was Head of the Australian Space Agency and Chief Executive of the Commonwealth Scientific and Industrial Research Organisation (CSIRO). Following mining and exploration roles with Western Mining Corporation, Megan was a Director at N M Rothschild and a Vice President Technology at BHP. Megan received the Australian Academy of Science Medal in 2019. Current external appointments: Non-Executive Director of CSL Limited since 2016 and Chair of the Advisory Board of the Australian Space Agency. Megan is recommended for re-election. Simon Henry Independent Non-Executive Director, MA, FCMA. Age 60. Appointed April 2017. Chair of the Audit Committee. Skills and experience: Simon has significant experience in global finance, corporate governance, mergers and acquisitions, international relations, and strategy. He draws on over 30 years’ experience at Royal Dutch Shell plc, where he was Chief Financial Officer between 2009 to 2017. Current external appointments: Independent Director of PetroChina Company Limited since June 2017, Senior Independent Director of Harbour Energy plc since March 2021, member of UK Defence Board, member of the Advisory Board of the Centre for European Reform, and member of the Advisory Panel of the Chartered Institute of Management Accountants (CIMA). Simon is recommended for re-election. Sam Laidlaw Independent Non-Executive Director, MA, MBA. Age 66. Appointed February 2017; Senior Independent Director from May 2019. Chair of the Remuneration Committee. Skills and experience: Sam has more than 30 years’ experience of long-cycle, capital- intensive industries in which safety, the low-carbon transition and stakeholder management are critical. Sam has held a number of senior roles in the energy industry, including as CEO of both Enterprise Oil plc and Centrica plc. He was also a member of the UK Prime Minister’s Business Advisory Group. Current external appointments: Chairman of Neptune Energy Group Holdings Ltd, Chairman of the National Centre of Universities & Business, board member of Oxford Saïd Business School and advisory board member of the Smith School of Enterprise and Environment. Sam is recommended for re-election. Explanatory notes to the resolutions 2022 Notice of annual general meeting | riotinto.com8

Simon McKeon AO Independent Non-Executive Director, BCom, LLB, FAICD. Age 66. Appointed January 2019; Senior Independent Director, Rio Tinto Limited from September 2020. Skills and experience: Simon brings insights into sectors including financial services, the law, government and charities. He practised as a solicitor before working at Macquarie Group for 30 years, including as Executive Chairman of its business in Victoria, Australia. Simon served as Chairman of AMP Limited, MYOB Limited and the Commonwealth Scientific and Industrial Research Organisation (CSIRO) and was the first President of the Australian Takeovers Panel. Simon is the designated Non-Executive Director for workforce engagement. Current external appointments: Chancellor of Monash University. Chairman of the Australian Industry Energy Transitions Initiative Steering Group and Non-Executive Director of National Australia Bank Limited since February 2020. Simon is recommended for re-election. Jennifer Nason Independent Non-Executive Director, BA, BCom (Hons). Age 61. Appointed March 2020. Skills and experience: Jennifer has over 35 years’ experience in corporate finance and capital markets. She is a Global Chairman of Investment Banking at JP Morgan, based in the US, and for the past 20 years, she has led the Technology, Media and Telecommunications global client practice. During her time at JP Morgan, she has also worked in the metals and mining sector team in Australia and co-founded and chaired the Investment Banking Women’s Network. She currently sits on JP Morgan’s Executive Committee of Global Chairs of Investment Banking. Current external appointments: Board member of the American Australian Association. Jennifer is recommended for re-election. Jakob Stausholm Chief Executive, Ms Economics. Age 53. Appointed Chief Financial Officer September 2018; Chief Executive from January 2021. Skills and experience: As Chief Executive, Jakob brings strategic and commercial expertise, and governance experience, and a strong focus on sustainability, particularly climate change, and a continued focus on capital allocation and delivering returns to shareholders. He is committed to rebuilding trust with communities, Traditional Owners and stakeholders globally, embedding improved operational performance and creating growth options for the Group. Jakob has over 20 years’ experience, primarily in senior finance roles, at Maersk Group and Royal Dutch Shell plc including in capital-intensive, long-cycle businesses, as well as in innovative technology and supply chain optimisation. He was also a Non-Executive Director of Woodside Petroleum and Statoil (now Equinor). Current external appointments: None. Jakob is recommended for re-election. Ngaire Woods CBE Independent Non-Executive Director, BA/LLB, D.Phil. Age 59. Appointed September 2020. Skills and experience: Ngaire is the founding Dean of the Blavatnik School of Government, Professor of Global Economic Governance and the Founder of the Global Economic Governance Programme at Oxford University. As a recognised expert in public policy, international development and governance, she has served as an adviser to the African Development Bank, the Asian Infrastructure Investment Bank, the Center for Global Development, the International Monetary Fund and the European Union. Current external appointments: Vice-Chair of the Governing Council of the Alfred Landecker Foundation and board member of the Mo Ibrahim Foundation, the Van Leer Foundation, and the Schwarzman Education Foundation. Ngaire is recommended for re-election. Explanatory notes to the resolutions 92022 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Resolutions 14-15 Re-appointment and remuneration of auditors Under UK law, the shareholders are required to approve the appointment of Rio Tinto plc’s auditor each year. The appointment runs until the conclusion of Rio Tinto’s 2023 AGMs. Under Rio Tinto’s DLC structure, the appointment of Rio Tinto plc’s auditors is a Joint Decision Matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders at each AGM since the DLC structure was established in 1995. On recommendation of the Audit Committee, the Board proposes the re-appointment of Rio Tinto plc’s current auditors. KPMG LLP have expressed their willingness to continue in office for a further year. In accordance with UK company law and good corporate governance practice, shareholders are also asked to authorise the Audit Committee to determine the auditors’ remuneration. Resolution 16 Authority to make political donations Under UK law there is a prohibition against making political donations without authorisation of a company’s shareholders in a general meeting. The authority being sought is not proposed or intended to alter Rio Tinto’s policy of not making political donations, within the normal meaning of that expression. However, the definitions of political donation, political expenditure and/or political organisation in the UK Companies Act are defined very widely. Because of this, it may be that some of Rio Tinto’s activities could fall within this definition and, without the necessary authorisation, Rio Tinto’s ability to communicate its views effectively to political audiences and to relevant interest groups could be inhibited. In particular, the definition of political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. As a result, the definition may cover legitimate business activities that would not, in the ordinary sense, be considered to be political donations or political expenditure. The authority that the Board is requesting is a precautionary measure to ensure Rio Tinto does not inadvertently breach the UK Companies Act. In accordance with the United States Federal Election Campaign Act, Rio Tinto provides administrative support for the Rio Tinto America Political Action Committee (PAC). The PAC was created in 1990 and encourages voluntary employee participation in the political process. All Rio Tinto America PAC employee contributions are reviewed for compliance with federal and state law and are publicly reported in accordance with US election laws. The PAC is controlled by neither Rio Tinto nor any of its subsidiaries but instead by a governing board of five employee members on a voluntary basis. In 2021, contributions to Rio Tinto America PAC by 11 employees amounted to US$8,310.60, and Rio Tinto America PAC donated US$37,000 in political contributions in 2021. Accordingly, the Directors believe that supporting the authority sought in this resolution is in the interests of shareholders. Any expenditure that may be incurred under this authority will be disclosed in next year’s Annual Report. Details of political expenditure by Rio Tinto during the past year are set out on page 202 in the 2021 Annual Report. Words and expressions used in Resolution 16 that are defined in Part 14 of the UK Companies Act shall have the same meanings for the purposes of Resolution 16. Resolution 17 Climate Action Plan Resolution 17 is an advisory resolution seeking approval of Rio Tinto’s Climate Action Plan (CAP). The CAP is also detailed on pages 16 and 17 of the company’s report “Our Approach to Climate Change 2021” available on the Rio Tinto website. The Board is fully aligned with this action plan and believes it will deliver value for our shareholders, our customers and wider society. Voting in favour of this resolution shows support for both the company and how it intends to progress its net zero transition strategy. This resolution is purely advisory. It is not binding either on shareholders – who are not being asked to take responsibility for approving or objecting to Rio Tinto’s CAP, since that lies with the Board and Executive Management – or on the Company. The sole purpose of the vote is to allow Rio Tinto’s shareholders to endorse the ambition presented to them. The Board and the management team are committed to ensuring that the CAP will guide the actions of all Group product groups, entities and functions. We will continue to publish our progress on climate change annually in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). This will include details of in-year implementation against the CAP and we are committed, as a matter of course in any given year, to regular engagement with shareholders and other stakeholders on our low-carbon transition strategy and its implementation. In addition to complying with the provisions of the UK Corporate Governance Code where there is a significant vote against, the Company wishes to clarify that if the advisory resolution receives less than 50% in favour, it would hold specific discussions with shareholders and seek information from them about why they did not support the proposed CAP, inform all shareholders about the results of that process and announce its intended measures aimed at taking them into account. In view of the time horizons contemplated by the CAP, it is proposed that we would hold an advisory vote in relation to the CAP every three years. If we propose significant changes to the plan, we would put the amended plan to an advisory vote at the next AGM. We will revise our approach as appropriate if required by new government law or regulation. Rio Tinto supports the Paris Agreement and acknowledges that in the Glasgow Climate Pact governments resolved to pursue efforts to limit the global temperature increase to 1.5°C which “requires rapid, deep and sustained reductions in global greenhouse gas emissions, including reducing global carbon dioxide emissions by 45 per cent by 2030 relative to the 2010 level and to net zero around mid-century, as well as deep reductions in other greenhouse gases”. 2022 Notice of annual general meeting | riotinto.com10

Explanatory notes to the resolutions Rio Tinto has an important role to play in supporting and enabling the transition to net zero emissions. We intend to do this by decarbonising our own assets, investing in materials that are essential to the net zero transition, and partnering to develop the technologies and products that will enable our customers to decarbonise their own processes. The CAP sets out our emissions targets, the actions we intend to take to achieve them and our approach to climate-related governance, disclosure, the just transition and climate advocacy. We will continue to build capabilities throughout our company and explore other opportunities to enhance our approach to climate change in future. We conclude that our Scope 1 and 2 targets for 2030 and our commitment to reach net zero emissions by 2050 are aligned with efforts to limit warming to 1.5°C, which is aligned with the stretch goal of the Paris Agreement. While there is no universal standard for assessing the alignment of targets with the Paris Agreement goals, the basis for our conclusion is provided in the company’s “Our Approach to Climate Change 2021” Report. KPMG has provided assurance over our Scope 1 and 2 target information presented in the company’s “Our Approach to Climate Change 2021” Report, including the process to set the target, the alignment with 1.5°C and the roadmap to achieving the target. Our products are essential enablers of the energy transition and a net zero world. We operate in energy- and carbon-intensive value chains – particularly steel and aluminium production – and are working with our customers on the technologies needed to address the resulting emissions. Steel is a vital material for industry, construction, transportation and low-carbon infrastructure and, with limits to the availability of recyclable steel, our iron ore products have an important future role to play – but we must support our customers as they work to decarbonise steel production. Our Scope 3 emissions were 554Mt CO2e in 2021 (down from 570Mt CO2e in 2020) and around 95% of this is from the processing of iron ore, bauxite and other products by our customers. 94% of these processing emissions take place at our customer facilities in China, South Korea, Japan and other countries that have pledged to be carbon neutral by around mid-century. As our customers start to align with their governments’ pledges, we note that about 28% of our iron sales are directly to steel producers that have already set public targets for their Scope 1 and 2 emissions (our Scope 3), and have ambitions to reach net zero by around mid-century. We acknowledge the desire amongst some of our investors for us to set quantitative targets for Scope 3 emissions reduction. However, we do not believe that we currently have a reasonable or credible basis for committing to such a target. Calculating our Scope 3 emissions at the present time is challenging. We typically rely on generic emissions factors as we do not have access to sufficient customer data on their Scope 1 and 2 emissions, and revising our methodology can result in significant changes in our reported emissions (as was the case for 2021). As a high proportion of our iron ore customers are state-owned enterprises in China, our ability to influence or control these emissions directly is limited. In the bauxite and alumina value chain, a high proportion of the Scope 3 emissions is from the electricity grid in the countries where our customers operate their smelters. Unlike many other companies in the extractives sector, Rio Tinto does not produce or sell fossil fuels and so cannot rely on product substitution (e.g. from oil to gas to renewables) or the depletion of coal reserves to reduce Scope 3 emissions. We recognise the need to tackle our Scope 3 emissions, as we fully appreciate that, to thrive in the long term, we need to be part of net zero value chains by the middle of this century. We believe that the best way for Rio Tinto to contribute to the low-carbon transition is to work with our customers to help shape demand from their customers for low-carbon metals and minerals. We also recognise that we have a role to play to support the development of technologies that can accelerate the transition of the steel sector towards net zero. Our approach is to pursue and support a range of decarbonisation options aligned with the technology pathways highlighted by the Net Zero Steel Initiative (NZSI) analysis, through proactive partnerships with our customers, suppliers, universities and research institutes. We have consolidated these initiatives under six focus areas, with coordination from a dedicated steel decarbonisation team within our Commercial group. In aluminium, we operate assets across each step of the value chain, and have committed to decarbonise these assets as part of our 1.5°C aligned Group-level targets. In addition, we are actively involved with the International Aluminium Institute (IAI) and the Aluminium Stewardship Initiative (ASI) in the development of a 1.5°C pathway for the aluminium industry as a whole, and we are committed to support the transition. The key steps are broadly defined in the IAI “Aluminium Sector Greenhouse Gas Pathways to 2050” Report published in September 2021 and cover the decarbonisation of electricity and direct emissions as well as a focus on recycling and resource efficiency. In 2022, we are committing to step up our engagements with our iron ore and bauxite customers, aiming to cover approximately 50% of our total Scope 3 emissions. Finally, we are working with our suppliers and shipowners to reduce emissions from other parts of our value chain. The directors retain ultimate responsibility for our strategy. Rio Tinto’s Climate Action Plan: The Board is fully aligned with this action plan and believes it will deliver value for our shareholders, our customers and wider society. 1. Scope 1 and 2 emissions targets and roadmap We have committed to reach net zero by 2050 and have set ambitious interim targets relative to our 2018 equity emissions baseline: – to reduce greenhouse gas (GHG) emissions by 15% by 2025; and – to reduce GHG emissions by 50% by 2030. Actions We will review and update our marginal abatement cost (MAC) curve annually to maintain a comprehensive technical and commercial assessment of our mitigation options. To achieve our 50% reduction target by 2030, we aim to: – Deploy solar and wind renewables at scale: – Install 1GW renewables to support supply to our Pilbara iron ore operations; and – Work with state and federal governments, power companies, and renewable developers to dramatically increase renewables generation in eastern Australia, aiming to develop green repowering solutions for the Boyne Island and Tomago smelters. – Advance the abatement projects in our MAC curve such as the deployment of zero emissions trucks and the use of hydrogen at our alumina refineries; 112022 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions – Use a $75/t CO2e internal carbon price to incentivise energy- efficiency investments and identify new mitigation projects; – Scale up the ELYSISTM technology to be available for installation from 2024. ELYSISTM is currently constructing the first commercial-scale prototype cells of the inert anode technology, at Rio Tinto’s Alma smelter in the Saguenay; – Build capability to develop carbon offset projects using nature- based solutions and CO2 mineralisation at or near our operations. We will follow the mitigation hierarchy and expect offsets to play a limited part in our decarbonisation strategy. As noted in the implementation plan, there are risks and dependencies to delivering the projects needed to achieve our 2025 and 2030 targets. In support of our roadmap and as we look beyond 2030, we are also investing and partnering in the development of new technologies needed for the decarbonisation of our hard-to-abate emissions. 2. Scope 3 emissions goals and customer engagement The best way for Rio Tinto to contribute to the net zero transition is to work in partnerships to help shape demand for low-carbon metals and minerals. Our approach to addressing Scope 3 emissions is to engage with our customers on climate change and work with them to develop and scale up the technologies to decarbonise steel and aluminium production. Steel value chain – The future trajectory of our Scope 3 emissions is dependent on our customers’ decarbonisation roadmaps, which in turn will be guided by technology development and government policies, including carbon pricing. The NZSI has developed a set of scenarios to explore such potential pathways in the steel sector. Should the industry follow the NZSI Tech Moratorium scenario, we estimate that Rio Tinto’s iron ore-related Scope 3 emissions would fall by 23% by 2035 and 42% by 2040, relative to our 2020 emissions. Close to 95% of our Scope 3 emissions are generated in countries that have carbon neutrality pledges and about 28% of our iron sales are directly to steel producers that have already set public targets for their Scope 1 and 2 emissions (our Scope 3), and have ambitions to reach net zero by around mid-century. We will monitor this metric and report progress on an annual basis. In 2022, we commit to engage with all our direct iron ore customers, representing approximately 75% of our iron ore sales and related Scope 3 emissions, to share information on our respective climate change goals and roadmaps, and actively seek areas of mutual collaboration on pathways to net zero, such as those highlighted in our iron and steel decarbonisation goals. These engagements will add to our current approach to work in partnerships with customers, including Baowu, Nippon Steel, POSCO and BlueScope, as well as technology providers, research institutes and universities to progress the following iron and steel decarbonisation goals: – Support our customers’ blast furnace optimisation, with potential carbon emission reductions of up to 30%; – Explore future carbon neutral pathways for our Pilbara iron ores through: – existing and new technologies to beneficiate Pilbara ores; – a proprietary low-carbon research project using microwave energy and sustainable biomass as a reductant; and – assessing a mid-grade direct reduced iron (DRI) produced with green hydrogen and processed in an electric melter; – Pursue a project to produce hot briquetted iron (HBI) with highgrade iron ore and hydro-based green hydrogen in Canada; – Find a pathway to develop Simandou to meet the future demand of high-quality iron ore for low-carbon steelmaking technologies. Aluminium value chain – We operate assets across each step of the aluminium value chain. As a leading producer of low-carbon aluminium, we have committed to decarbonise these assets as part of our 1.5°C aligned Group-level targets. About 74% of our Scope 3 emissions related to the downstream processing of bauxite and alumina sold to our customers is from the use of electricity, predominantly in China. The remainder is from the energy use for process heat at the alumina refineries of our bauxite customers and from the use of carbon anodes in aluminium smelting. Our plan is to address these through: – A commitment to engage with all our bauxite customers to seek areas of mutual collaboration in alumina decarbonisation projects, leveraging existing technical support relationships; – The continued development of the ELYSISTM inert anode technology, with the goal to have it available for installation at our smelters from 2024, following construction of large-scale commercial prototype cells at our Alma smelter in the Saguenay by 2023; and – Leveraging STARTTM, a new standard we launched in 2021 for transparency and traceability across the aluminium value chain, to support customer and consumer demand for sustainable products. Shipping – We have an ambition to reach net zero emissions from shipping of our products by 2050 and expect to meet the International Maritime Organization (IMO) decarbonisation goal of 40% reduction in shipping emissions intensity by 2025, five years ahead of the IMO deadline. We expect to introduce net zero emission vessels into our portfolio by 2030, and in the meantime we are focusing on: – Improving existing vessels’ efficiency, including for our own vessels; – Increasing our use of transition fuels that deliver short to medium- term carbon emission reductions, through biofuel trials and the introduction of LNG dual-fuel vessels in our chartered fleet; and – Partnering to support the development of fuels that have the potential to deliver net zero solutions, such as green ammonia. 3. Capital allocation alignment with our 1.5°C decarbonisation strategy We are committed to align our future capital expenditure with our 2025 and 2030 Scope 1 and 2 emissions targets. Our Scope 1 and 2 targets and our commitment to reach net zero emissions by 2050 are aligned with efforts to limit warming to 1.5°C, which is aligned with the stretch goal of the Paris Agreement. We estimate that we will invest $7.5 billion in capital between 2022 and 2030 to deliver our decarbonisation strategy (approximately $1.5 billion over the period 2022 to 2024). We also expect our incremental operating expenditure to support the CAP to be in the order of $200 million per year, including research and development initiatives. For example, we plan to spend about $50 million on our iron and steel decarbonisation initiatives in 2022. We aim to phase out the purchase of diesel haulage trucks and locomotives by 2030. We are focusing our growth capex on commodities that enable the energy transition, including copper, battery materials, aluminium, boron and high-grade iron ore. 4. Climate policy engagement We continue to encourage our industry associations to align their advocacy with the goals of the Paris Agreement. We review the climate advocacy of such industry associations each year, publish this review on our website and consider it when we decide whether to renew our membership. This review includes: 2022 Notice of annual general meeting | riotinto.com12

Explanatory notes to the resolutions – The purpose of the association and the value that the membership may provide to Rio Tinto and its investors; – The adequacy of governance structures within the industry association; and – The policy positions and advocacy of the industry association. 5. Climate governance The Board approves the Group’s approach to climate change and monitors progress in the delivery of the strategy. The Chief Executive is responsible for developing the Group’s business strategy, planning, investment, risk management and delivering the CAP approved by the Board. In the short-term incentive plan (STIP), safety, environment, social and governance matters including climate change are now assigned an explicit performance weighting of 35%, of which 20% relates to safety. The “E” component is 5% of the STIP and relates entirely to climate change performance objectives. In 2022, we will assess these at the Group level against two categories of objectives: – Progress on our Scope 1 and 2 targets: deliver our Group-wide short-term abatement target for Scope 1 and 2 emissions of 0.8Mt CO2e in 2022 (2.5% of STIP) – the utilisation of offsets is not included in these remuneration outcomes; and – Progress on our Scope 3 goals: the achievement of specific milestones relating to steel decarbonisation, zero-carbon aluminium, and shipping (2.5% of STIP). 6. Just transition We are committed to supporting a just transition to a low-carbon economy that is socially inclusive and provides decent work and livelihoods. Our commitment to implementing core business and human rights standards, including the UN Guiding Principles on Business and Human Rights (UNGPs), will continue to be integrated into our decarbonisation plans and actions. 7. TCFD disclosure We support the TCFD recommendations and are committed to aligning our disclosures with the Climate Action 100+ (CA100+) Net Zero Company Benchmark by 2023. There are some elements of the benchmark that are still under development and we will work with CA100+ and our investors to develop an approach that is applicable to the diversified mining sector. Resolution 18 Renewal of off-market and on-market share buy-back authorities The Board is seeking shareholder approval to buy back Ordinary Shares during the period until the 2023 AGM or 4 May 2023 inclusive (whichever is the later) under one or more Buy-Back Tenders or on market, but subject to the cap set out below. Such authority would expire if a new buy-back approval is given by shareholders, and in any event is in addition to Rio Tinto Limited’s ability to undertake buy-backs under the Corporations Act, where shareholder approval is not required. If any Buy-Back Tender proceeds, a booklet containing further details in relation to the Buy-Back Tender (Buy-Back Booklet), including an invitation to participate and the terms of the relevant Buy-Back Tender, would be sent to shareholders. The terms of any such Buy-Back Tender would not be substantially different from the terms set out in Appendix 1. Off-market buy-back tenders can provide an advantageous method of returning capital. The benefits of a Buy-Back Tender may include the following: – a Buy-Back Tender can improve earnings per share and return on equity for shareholders who remain holding Ordinary Shares; – participation is optional and shareholders have maximum flexibility to determine their participation to suit their own circumstances; – a Buy-Back Tender allows Rio Tinto Limited to determine the most appropriate number of Ordinary Shares to buy back based on shareholder demand; – a Buy-Back Tender should allow shareholders whose tenders are accepted to sell Ordinary Shares without incurring the usual brokerage costs; and – a Buy-Back Tender can provide an efficient means of returning capital to shareholders in Rio Tinto Limited and enables the Rio Tinto Group to maintain a more efficient capital structure and to reduce its cost of capital. Nonetheless, the Board may form the view that it is more appropriate for Rio Tinto Limited to buy back Ordinary Shares on market. On-market buy-backs allow Rio Tinto Limited to buy back shares over time, depending on market conditions and prices. Any such on-market buy-backs would occur in accordance with the Listing Rules of the ASX from time to time. Currently the Listing Rules state that the price at which Rio Tinto Limited buys back Ordinary Shares on market must not be more than 5% above the average market price (as that term is defined in those Listing Rules) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX prior to the day on which shares are to be bought back. Should the Board decide to proceed with buy-backs authorised under this resolution, such buy-backs would only occur if the Board believes that they could be undertaken without prejudicing the Group’s ability to maintain its dividend policy. The Board does not consider that any such buy-backs would pose any significant disadvantage to shareholders. Size of any buy-backs The authority sought by this resolution permits Rio Tinto Limited to buy back Ordinary Shares up to a limit of 55.6 million Ordinary Shares. This number represents approximately 15% of the 371,216,214 Ordinary Shares on issue in the capital of Rio Tinto Limited as at 28 February 2022, being the latest practicable date for information to be included in this notice (the Latest Practicable Date). Subject to the above limit, the number of Ordinary Shares to be bought back (if any) will be determined by the directors. By way of example, if Ordinary Shares with a total value of A$1 billion are bought back under a Buy-Back Tender, and the buy-back price under that Buy-Back Tender is A$101.63 (this assumes, for illustrative purposes only, that the relevant market value of the time is A$118.17 and that the tender discount is set at 14%), the number of Ordinary Shares that would be bought back under the Buy-Back Tender would be approximately 9.84 million. Financial impact on Rio Tinto Limited The consideration paid under any Buy-Back Tenders or on-market buy-backs undertaken pursuant to this resolution would be cash and all Ordinary Shares bought back by Rio Tinto Limited would be cancelled. No decision has been made as to how any future buy-backs would be funded. The Board only intends to proceed with such buy-backs and fund them by debt if the funding required for any such buy-backs would be within the debt capacity of the Group and so would not be expected to have any adverse effect on existing operations or current investment plans. 132022 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions

By way of illustration, the purchase of ordinary shares in the company with a total value of A$1 billion at exchange rates prevailing on 31 December 2021 would (if funded by debt), reduce the Group's net cash and reduce equity attributable to shareholders by US$725 million and, on the basis of the Group's 2021 financial statements, would decrease the ratio of net cash to total capital by 1.4 percentage points, from 2.9% to approximately 1.5%.

If they proceed, the precise impact of any buy-backs would not be known until they are completed, as this would depend on the buy-back price paid, the number of Ordinary Shares repurchased and the timing of the repurchases.

Effect on control

While all eligible shareholders in Rio Tinto Limited would have an opportunity to participate in any Buy-Back Tender, the percentage of each shareholder's interest which may be bought back under a Buy-Back Tender would depend on a number of factors, including the discounts at which shareholders tender their Ordinary Shares, the number of Ordinary Shares they tender, the ultimate price set under the Buy-Back Tender, any required scale back and the number of Ordinary Shares bought back. The impact of each of these factors would not be known until after a Buy-Back Tender has closed.

Similarly, under any on-market buy-back by Rio Tinto Limited, the percentage of shares bought back from a shareholder would depend on the number they seek to sell, the price at which they offer to sell and the number of shares Rio Tinto Limited buys back.

Given the maximum aggregate size of any buy-backs authorised under Resolution 18, they would not be expected to have any change of control implications for Rio Tinto Limited or the Group. On its own, a Buy-Back Tender or an on-market buy-back by Rio Tinto Limited would reduce the number of Ordinary Shares in Rio Tinto Limited on issue as a proportion of the total number of ordinary shares on issue in the Group (that is, the ordinary shares on issue in Rio Tinto Limited and in Rio Tinto plc combined). However, the buy-back of Rio Tinto plc ordinary shares would also reduce the number of Rio Tinto plc ordinary shares on issue. Given the limit on the size of the buy-backs permitted under the authorities being sought, the Board believes that even if there is a change in this proportion, it would not have any material impact on the control of the Group or on the relative voting power of the shareholders in each of Rio Tinto Limited or Rio Tinto plc.

Other information

Share price information

The closing price of Rio Tinto Limited's Ordinary Shares on the ASX on 28 February 2022 was A$118.17. The highest and lowest closing prices and the average closing prices for the Ordinary Shares on the ASX during each of the prior four months were as follows:

Month	Lowest closing price A$[a]	Highest closing price A$[a]	Average closing price A$[b]
February 2022 (to 28 February 2022)	$108.90	$122.36	$117.18
January 2022	$99.69	$113.76	$107.81
December 2021	$93.82	$101.40	$97.55
November 2021	$87.51	$96.63	$91.17

(a) Based on the closing prices of the company's ordinary shares on the ASX for each trading day over the relevant month.

(b) Calculated as the average of the closing prices of the company's ordinary shares on the ASX for each trading day over the relevant month.

Australian tax considerations

For Australian taxation purposes, a Buy-Back Tender would constitute an "off-market" buy-back. As such, the price paid to shareholders to buy back their Ordinary Shares would have two components for Australian tax purposes: a capital component and a deemed dividend component. The deemed dividend component is eligible to be treated as a franked dividend for tax purposes.

If the Board elects to proceed with a Buy-Back Tender, further details on these matters would be provided to shareholders in the relevant Buy-Back Booklet.

For Rio Tinto Limited, if the deemed dividend component were franked, the effect of a Buy-Back Tender would be to reduce its available franking credits.

If Rio Tinto Limited were to undertake an on-market buy-back, all of the price paid to shareholders to buy back their Ordinary Shares would, for Australian taxation purposes, be treated as consideration in respect of the sale of their shares. As such, no part of the price paid would be treated as a deemed dividend and so for a vendor shareholder, the disposal would be treated in the same way as any other disposal of shares on-market by the shareholder. For Rio Tinto Limited, the effect of an on-market buy-back may be to reduce its available franking credits, even though no part of the price paid to shareholders will be treated as a deemed dividend for tax purposes.

While Buy-Back Tenders and/or on-market buy-backs by Rio Tinto Limited may result in a reduction of available franking credits, the Board would only undertake such buy-backs where it believed that they would not prejudice Rio Tinto Limited's ability to fully frank its dividends for the reasonably foreseeable future.

Australian Securities and Investments Commission (ASIC)

Under the Corporations Act, a company is entitled to buy back shares under a selective buy-back (such as a Buy-Back Tender) provided that, among other things, the terms of the relevant buy-back agreement are approved by a special resolution passed at a general meeting of the company, with no votes being cast in favour of the resolution by any person, or their associates, whose shares are proposed to be bought back. Given that it is not possible to determine at this time whose Ordinary Shares would be acquired under any Buy-Back Tenders, ASIC has granted relief to permit all shareholders in Rio Tinto Limited to vote on Resolution 18.

Capital management programme

As in previous years, and to facilitate the Group's ongoing capital management programme, Rio Tinto plc shareholder approval will be sought to renew the authority for Rio Tinto plc and Rio Tinto Limited (or any of its subsidiaries) to make on-market purchases of shares in Rio Tinto plc. This includes the authority to allow shares in Rio Tinto plc purchased by Rio Tinto Limited (or any of its subsidiaries) to be repurchased by Rio Tinto plc on the terms set out in an agreement approved by Rio Tinto plc's shareholders and for those shares to be cancelled. If Rio Tinto Limited (or any of its subsidiaries) were to purchase Rio Tinto plc shares on-market it would sell them to Rio Tinto plc for cancellation. From the perspective of the Group's cash and gearing, whether Rio Tinto plc shares are bought back directly by Rio Tinto plc, or bought by Rio Tinto Limited and sold to Rio Tinto plc, is not material, as these transactions are internal to the Group. If a nominal price were paid by Rio Tinto plc for any shares bought from Rio Tinto Limited, it would result in a reduction of Rio Tinto Limited's retained earnings (to the extent of any difference between the price paid for the shares by Rio Tinto Limited and the sale price of those shares to Rio Tinto plc). However, the directors would only proceed if they were

14 2022 Notice of annual general meeting | riotinto.com

confident they could do so without prejudicing Rio Tinto Limited’s ability to maintain its dividend policy and to continue to be in a position to fully frank its dividends for the foreseeable future. No new Ordinary Shares in Rio Tinto Limited have been issued since July 2009. However, to retain additional flexibility in the conduct of its capital management initiatives, the Board may consider issuing new shares in connection with employee share and incentive plans. – The directors listed are those who held office on the date when the Directors’ Report for the year ended 31 December 2021 (which included the 2021 Remuneration Report) was approved (except for Hinda Gharbi and Simon Thompson, who have indicated their intention to retire at the conclusion of the Rio Tinto plc AGM on 8 April 2022 and the Rio Tinto Limited AGM on 5 May 2022, respectively, and Jakob Stausholm). Each of the listed directors would be eligible to seek re-election at any spill meeting. However, there is no assurance that any or all of them would do so. – Under the Australian Corporations Act the chief executive of the company is not required to stand for re-election at any spill meeting. Accordingly, Jakob Stausholm would not be required to stand for re-election as a director at any spill meeting, and (assuming he had been re-elected by the joint electorates of shareholders at the 2022 Rio Tinto plc and Rio Tinto Limited AGMs) would continue to hold office after the spill meeting, regardless of the outcome of the spill meeting. – Dominic Barton will be appointed to the Board on 4 April 2022 and, accordingly, was not a director in February 2022 when the Board approved the Directors’ Report for the year ended 31 December 2021. If elected by the joint electorates of shareholders at the 2022 Rio Tinto plc and Rio Tinto Limited AGMs, he would not be required to stand for election at any spill meeting. If any other new directors were to be appointed before the spill meeting, they would not need to stand for election at any spill meeting to remain in office. Resolutions to appoint individuals to the offices that would be vacated immediately before the end of the spill meeting would be put to the vote at that meeting. Eligibility for election as a director at any spill meeting would be determined in accordance with Rio Tinto Limited’s Constitution and Rio Tinto plc’s Articles of Association. The Board considers the following factors to be relevant to a shareholder’s decision on how to vote on this resolution: – as set out in the 2021 Remuneration Report (pages 163-164 of the 2021 Annual Report), after careful consideration, the Board has made a number of material changes that many shareholders wanted to see reflected in our remuneration framework and the way performance outcomes are applied; – the Board is going through a period of renewal with the retirement of Simon Thompson as Chairman, the appointment of Dominic Barton to succeed Simon Thompson as Chair, and the appointment of Jakob Stausholm as Chief Executive in January 2021 and Peter Cunningham as Chief Financial Officer in June 2021; – all directors of Rio Tinto stand for re-election annually and each of the directors listed above are therefore already standing for either election or re-election at these AGMs; and – convening a spill meeting would cause significant disruption, uncertainty and cost to the company, which the Board does not consider would be in the best interests of the company or its shareholders. The Board recommends that shareholders vote AGAINST Resolution 19. Explanatory notes to the resolutions Resolution 19 Resolution to hold a meeting for fresh election of directors (conditional item) This resolution is a conditional item of business In accordance with the Australian Corporations Act, Resolution 19 will only be required to be put to the meeting if Rio Tinto receives a ‘second strike’ with at least 25% of the votes validly cast on Resolution 3 (Approval of the 2021 Directors’ Remuneration Report) being cast against that resolution. If less than 25% of the votes validly cast on Resolution 3 are cast against that resolution, then there will be no ‘second strike’ and the poll for this resolution will not be required. As Resolution 3 (Approval of the 2021 Directors’ Remuneration Report) is being put as a Joint Decision resolution under Rio Tinto’s DLC structure, it will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. Therefore, as the results of the poll for Resolution 3 will not be known until after the conclusion of the Rio Tinto Limited meeting on 5 May 2022, shareholders will be asked to cast their vote conditionally on Resolution 19 at this meeting. However, the results of this joint poll on Resolution 19 will only be valid if at least 25% of the votes validly cast on Resolution 3 on a joint electorate basis are cast against that resolution. As a Joint Decision resolution, for it to be passed by the joint electorates of shareholders at the 2022 Rio Tinto plc and Rio Tinto Limited AGMs, more than 50% of the votes validly cast on Resolution 19 must be in favour of it. If this resolution is required to be put to a vote and is validly passed as a Joint Decision, it will have the effect as outlined below: – Rio Tinto would be required to hold, within 90 days of Rio Tinto Limited’s AGM, a special general meeting of Rio Tinto plc and Rio Tinto Limited shareholders voting as a joint electorate to consider the composition of the Board, known as a ‘spill meeting’. – If a spill meeting is required, details of the meeting would be notified to shareholders in due course. Those of the following directors who are in office at the time of the spill meeting, will cease to hold office at the end of the spill meeting unless they are willing to stand for re-election and are re-elected at the spill meeting: – Megan Clark AC; – Peter Cunningham; – Simon Henry; – Sam Laidlaw; – Simon McKeon AO; – Jennifer Nason; – Ngaire Woods CBE; and – Ben Wyatt 152022 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Off-market tenders Any Buy-Back Tender would be conducted as an off-market buy-back tender. An off-market buy-back tender involves Rio Tinto Limited inviting each shareholder who is eligible to participate to tender to sell Ordinary Shares to Rio Tinto Limited on the terms to be set out in the relevant Buy-Back Booklet. If Rio Tinto Limited accepts the tender, then a buy-back agreement is formed on those terms. Participation in a Buy-Back Tender would be on a voluntary basis. Eligible shareholders would not have to sell their Ordinary Shares if they did not want to. Shareholders would also have the right to withdraw tenders during the period in which tenders can be made (the Tender Period), subject to complying with specified notification procedures. The principal terms of any Buy-Back Tender would be substantially as follows below. Tender process overview Each shareholder eligible to participate in a Buy-Back Tender would be able to submit a tender if they wish to sell Ordinary Shares. The tender must specify the number of Ordinary Shares the shareholder offers to sell, which may be up to all of their holding as at the relevant record date, and must specify the nominated discount(s) (within the tender discount range to be specified in the relevant Buy-Back Booklet) to the relevant market price at which the shareholder offers to sell their tendered Ordinary Shares. For these purposes, the relevant market price would be the volume weighted average price of all trades of Ordinary Shares on ASX’s trading platform during the five trading days up to and including the closing date of the Tender Period, including the closing single price auction but excluding not “at-market” trades (eg special crossings, crossings prior to the commencement of the open session state, crossings during overnight trading, overseas trades, trades pursuant to the exercise of options over Ordinary Shares, and any other trades that the directors determine to exclude on the basis that the trades are not fairly reflective of natural supply and demand) (VWAP). Details would be in the relevant Buy-Back Booklet. The specified tender range would be a range of discounts at 1% intervals. The largest discount is expected to be no less than 14%, but it could be greater, and the smallest discount would not be less than 5%, but it could be greater. Shareholders would be able to submit offers to sell different blocks of their shareholding for different discounts within the specified tender discount range, subject to the rule for shareholders with Small Shareholdings (described below). Alternatively, shareholders would be able to submit a “Final Price Tender”. A Final Price Tender is a tender in which the shareholder elects to receive the Buy-Back Price (described below) determined through the tender process. The tender form for a Buy-Back Tender may also specify a range of prices (in specific dollar amounts) which can be chosen by tendering shareholders as the minimum price at which they wish to have their Ordinary Shares bought back (Minimum Price), having first selected their tender discount. In that scenario, if the Buy-Back Price under a Buy-Back Tender is below the Minimum Price selected by the shareholder, that tender would not be accepted. After the close of the Tender Period, Rio Tinto Limited would determine the largest discount within the tender range (the Buy-Back Discount) which would enable Rio Tinto Limited to buy back the number of Ordinary Shares that it determines to buy back. All shareholders submitting successful tenders would receive the same price (the Buy- Back Price) for each Ordinary Share bought back from them. If the buy-back proceeds, Rio Tinto Limited would accept Ordinary Shares tendered at a discount which is equal to or greater than the Buy-Back Discount or as a Final Price Tender subject to the scale back mechanism (as described below). After the close of the Tender Period, Rio Tinto Limited’s shareholders would be advised by announcement to the ASX of the total number of Ordinary Shares to be bought back, the Buy-Back Discount and the Buy-Back Price. Shareholders with Small Shareholdings It is likely that any shareholder who has a Small Shareholding (ie a registered holding of a number of Ordinary Shares equal to or less than the number specified in the relevant Buy-Back Booklet) would be able to tender all but not some of their Ordinary Shares under a Buy-Back Tender and they would only be able to do so at only one of the specified discounts or as a Final Price Tender. Scale back mechanism If the total number of Ordinary Shares tendered at a discount, which is equal to or greater than the Buy-Back Discount and as Final Price Tenders is more than the number of Ordinary Shares Rio Tinto Limited wishes to buy back, then a scale back mechanism would be applied. The mechanism would most likely operate as follows. (a) Where the Buy-Back Discount is lower than the maximum discount in the tender discount range: (i) Tenders at a discount smaller than the Buy-Back Discount would be rejected; (ii) Tenders conditional on a Minimum Price that is greater than the Buy-Back Price would be rejected; (iii) Tenders at a discount greater than the Buy-Back Discount and Final Price Tenders would be accepted in full; (iv) A Priority Allocation (see below) would be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buy-Back Discount; (v) Excluded Tenders (see below) would be accepted in full; and (vi) Ordinary Shares tendered at a discount equal to the Buy-Back Discount (other than Final Price Tenders, Priority Allocations and Excluded Tenders) would be scaled back on a pro rata basis. Appendix 1 – Summary of terms of any Buy-Back Tenders 2022 Notice of annual general meeting | riotinto.com16

Explanatory notes to the resolutions (b) Where the Buy-Back Discount is equal to the maximum discount in the tender discount range: (i) Tenders at a discount smaller than the Buy-Back Discount would be rejected; (ii) Tenders conditional on a Minimum Price that is greater than the Buy-Back Price would be rejected; (iii) A Priority Allocation (see below) would be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buy-Back Discount or as a Final Price Tender; (iv) Excluded Tenders (see below) would be accepted in full; and (v) Ordinary Shares tendered at a discount equal to the Buy-Back Discount and as Final Price Tenders (other than Priority Allocations and Excluded Tenders) would be scaled back on a pro rata basis. If a scale back is applied, all fractions would be rounded down to the nearest Ordinary Share. Excluded Tenders An Excluded Tender is a tender submitted by a shareholder who tenders all of their Ordinary Shares at a discount equal to or greater than the Buy-Back Discount or as Final Price Tenders and who would have a shareholding below a specified threshold as a result of a scale back. Priority Allocation In the event of a scale back, a Priority Allocation would apply as described above in respect of up to the number of Ordinary Shares as specified in the relevant Buy-Back Booklet to be the Priority Allocation that is successfully tendered by each shareholder. Effect of Buy-Back Tender on voting rights and dividend rights Shareholders would be entitled to vote (in accordance with the voting rights attached to their Ordinary Shares) at any meeting of Rio Tinto Limited that is held during the relevant Tender Period, even if they have lodged a tender to sell some or all of their Ordinary Shares to Rio Tinto Limited under a Buy-Back Tender. Shareholders would also be entitled to any dividends (in accordance with the dividend rights attached to their Ordinary Shares) where the record date for the dividend occurs prior to the date on which Rio Tinto Limited enters into the buy-back agreements with shareholders under a Buy-Back Tender. Once a buy-back agreement is entered into in respect of Ordinary Shares tendered, by operation of the Corporations Act the rights attaching to those Ordinary Shares would be suspended and immediately after the registration of the transfer of Ordinary Shares bought back by Rio Tinto Limited, the Ordinary Shares would be cancelled. Buy-Back Price The consideration for a buy-back of Ordinary Shares under a Buy-Back Tender would be a cash amount determined in accordance with the following formula: A = B x (1 – C) Where: – A is the Buy-Back Price (that is, the price per Ordinary Share, rounded to the nearest cent, to be paid for all Ordinary Shares bought back under the Buy-Back Tender). – B is the relevant VWAP (as discussed above). – C is the Buy-Back Discount. So, for example, if the relevant VWAP (i.e. B) is A$118.17, and the Buy-Back Discount (i.e. C) is 14%, the Buy-Back Price would be A$101.63 (i.e. A$118.17 (1 – 0.14)). Eligible Shareholders Rio Tinto Limited would invite all holders of Ordinary Shares (on its register on the record date used to determine entitlements to participate in a Buy-Back Tender) to make an offer to have Ordinary Shares bought back by Rio Tinto Limited under a Buy-Back Tender, save that the Board reserves the right not to extend the invitation to participate to shareholders resident outside Australia and New Zealand and, in any event, shareholders will not be able to participate to the extent that any laws prevent or restrict participation (e.g. Rio Tinto Limited may be prevented or restricted from paying any proceeds to particular shareholders). Further information would be set out in the relevant Buy-Back Booklet provided in respect of a Buy-Back Tender. 172022 Notice of annual general meeting | riotinto.com

General information

General information



Lonsdale Street
Little Bourke Street
Bourke Street
Little Collins Street
Collins Street
Flinders Lane
Flinders Street
Exhibition Street
Russell Street
Swanston Street
Elizabeth Street
St Kilda Road
Parliament Station
MacArthur Street
St Andrews Place
Lansdowne Street
Sofitel Melbourne on Collins
Spring Street
Treasury Gardens
Wellington Parade
Wellington Parade South
Melbourne's GPO
Flinders Street Station
Federation Square
Birrarung Marr Park
Batman Avenue
Yarra River

Location

The address of the Sofitel Melbourne On Collins is 25 Collins Street, Melbourne. It is in the Melbourne CBD, in the block bounded by Collins Street, Spring Street, Flinders Lane and Exhibition Street. It can be accessed by the entrances on Collins Street or Flinders Lane. The Grand Ballroom is located on Level 1. There is lift access to the promenade (Level 1) from the Sofitel Melbourne On Collins driveway. Contact the hotel on 1300 656 565 for any further assistance.

Security

Security measures will be in place to ensure your safety. Please note that bag searches will be in operation and any items deemed inappropriate will be removed and stored in the cloakroom until the end of the event.

Access our Annual Report at riotinto.com/annualreport

Investorcentre

At Rio Tinto we want shareholders to take advantage of electronic communications. By signing up to receive e-communications you will be helping to reduce print, paper and postage costs and the associated environmental impact.

To sign up for e-communications visit www.investorcentre.com/rio

Investor Centre is a free, secure, self-service website, where shareholders can manage their holdings online. The website enables shareholders to:

- View share balances;
- Change address details;
- View payment and tax information; and
- Update payment instructions.

Shareholders who register their email address on Investor Centre can be notified electronically of events such as annual general meetings, and can receive shareholder communications such as the Annual Report, Notice of Meeting and other shareholder communications electronically.

Share registry

Please contact our registrar if you have any queries about your shareholding:

Computershare Investor Services Pty Limited GPO Box 242, Melbourne, Victoria 3001, Australia

www.investorcentre.com/rio

Telephone: +61 (0) 3 9415 4030
Fax: 1800 783 447 (within Australia)
or +61 (0) 3 9473 2555
Australian residents only, toll free: 1800 813 292
New Zealand residents only, toll free: 0800 450 740

18 2022 Notice of annual general meeting | riotinto.com

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